Exhibit 21.1
LIST OF SUBSIDIARIES
The following are subsidiaries of K2M Group Holdings, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
K2M Holdings, Inc.	Delaware (United States)
K2M, Inc.	Delaware (United States)
K2M Solutions, Inc.	Delaware (United States)
K2M Solutions Australia Pty Ltd	Australia
K2M Spine Solutions (Schweiz) GmbH	Switzerland
K2M UK Limited	United Kingdom
K2M Germany GmbH	Germany
K2M Solutions Italy Srl	Italy
K2M Solutions GmbH	Austria